FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82

N/A

EuroTel Bratislava, a.s.

Part I—Financial Information

Item 1:  Condensed Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands of Slovak Crowns) (unaudited)

	Notes	As of December 31, 2002	As of June 30, 2003
ASSETS
Non-current assets
Property and equipment		6,905,996	7,146,233
Licenses	2	493,486	458,555
UMTS License prepayment	3	1,510,506	1,510,506
Deferred expenses and other long term assets		122,938	113,899

		9,032,926	9,229,193

Current assets
Inventories	4	297,151	130,137
Receivables, prepayments and deferred expenses		1,364,484	1,291,671
Investments	5	1,676,073	1,849,976
Cash and cash equivalents		860,203	1,494,767

		4,197,911	4,766,551

Total assets		13,230,837	13,995,744

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
Retained earnings and other reserves		430,435	1,095,961

	6	4,165,170	4,830,696

Non-current liabilities
Long term notes		6,450,732	6,474,270
Deferred revenues and other liabilities		120,662	109,900
Deferred tax liability	7	247,369	346,384

		6,818,763	6,930,554

Current liabilities
Trade, other payables and deferred revenues		1,996,408	1,845,933
Accrued interest – long term notes		190,070	191,989
Income tax payable		7,948	140,409
Provisions		52,478	56,163

		2,246,904	2,234,494

Total liabilities and shareholders’ equity		13,230,837	13,995,744

The accompanying notes form an integral part of these condensed consolidated financial statements.

These condensed consolidated financial statements were authorized for issue by Robert Chvátal, Chief Executive Officer and Ivan Bošňák, Chief Financial Officer of EuroTel Bratislava, a.s. on August, 12, 2003.

EuroTel Bratislava, a.s.

Consolidated Statements of Operations

(in thousands of Slovak Crowns)(unaudited)

		Three months ended June 30,		Six months ended June 30,
	Notes	2002	2003	2002	2003
Revenues	9	2,189,221	2,663,919	4,277,048	5,138,443
Cost of sales and services	10	(887,600)	(1,027,400)	(1,908,124)	(1,947,073)

Gross profit		1,301,621	1,636,519	2,368,924	3,191,370
Operating expenses	11	(884,878)	(1,010,685)	(1,766,688)	(1,932,475)

Operating profit		416,743	625,834	602,236	1,258,895
Finance costs	12	(327,759)	(199,277)	(422,985)	(352,103)

Income before tax		88,984	426,557	179,251	906,792
Income taxes	13	(34,920)	(118,919)	(52,256)	(241,597)

Net income		54,064	307,638	126,995	665,195

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Condensed Consolidated Statements of Cash Flows

(in thousands of Slovak Crowns) (unaudited)

	Six months ended June 30,
	2002	2003
Cash flows from operations	1,369,325	2,392,227
Interest paid	(375,948)	(388,818)
Interest received	98,374	72,297
Income tax paid	(2,710)	(6,502)

Net cash flows from operating activities	1,089,041	2,069,204

Cash flows from investing activities
Purchase of property and equipment	(1,057,462)	(1,272,891)
Purchase of investments	(1,794,586)	(2,053,800)
Proceeds from disposal of property and equipment	9,817	19,391
Proceeds from disposal of investments	2,398,285	1,872,660

Net cash used in investing activities	(443,946)	(1,434,640)

Net increase in cash and cash equivalents	645,095	634,564

Cash and cash equivalents at beginning of period	954,363	860,203

Cash and cash equivalents at end of period	1,599,458	1,494,767

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Other Comprehen- sive income	(Accumulated Deficit)/ Retained Earnings	Total
Balance as of December 31, 2001	3,561,470	1,035	172,230	—	(148,288)	3,586,447
Net income for the six months ended June 30, 2002	—	—	—	—	126,995	126,995

Balance as of June 30, 2002	3,561,470	1,035	172,230	—	(21,293)	3,713,442

Balance as of December 31, 2002	3,561,470	1,035	172,230	(6,852)	437,287	4,165,170

Fair value gains on cash flow hedge (net of tax effect) (a)	—	—	—	331	—	331
Net income for the six months ended June 30, 2003	—	—	—	—	665,195	665,195

Balance as of June 30, 2003	3,561,470	1,035	172,230	(6,521)	1,102,482	4,830,696

(a)	The Other Comprehensive Income reserve consists of fair value gains on cash-flow hedges of future interest payments
(see Note 8).

The accompanying notes form an integral part of these condensed consolidated financial statements.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

1.    Basis of Preparation

These condensed consolidated financial statements have been prepared for EuroTel Bratislava, a.s. (“EuroTel”) and its wholly owned subsidiary Slovak Wireless Finance Company B.V (“SWFC”) in accordance with and comply with International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board. The condensed consolidated financial statements do not form the statutory accounts of EuroTel, which are prepared separately in accordance with Slovak law and accounting practice.

The condensed consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the underlying consolidated financial statements of EuroTel, from which these condensed consolidated financial statements of EuroTel have been prepared, contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of June 30, 2003, and the results of operations and cash flows for the three and six months ended June 30, 2003 and June 30, 2002. All such adjustments are deemed to be of a normal recurring nature. These condensed consolidated financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2002 and 2001 and for each of the years then ended. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2002	As of June 30, 2003
General license	1,053,149	1,053,149
Less: accumulated amortization	(559,663)	(594,594)

	493,486	458,555

Euro Tel’s general license for the provision of telecommunication services is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

Following a review of expected future cash flows to be generated by the NMT business an impairment charge of Sk112,000 was recorded as of December 31, 2002 against a proportion of the 450MHz spectrum carrying value. The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

3.    UMTS License Prepayment

	As of December 31, 2002	As of June 30, 2003
UMTS license fee	1,510,506	1,510,506

Included in the UMTS license prepayment for the periods ended December 31, 2002 and June 30, 2003 is the capitalized consultancy fee of Sk11,506 in addition to the license fee paid to the Telecom Office.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

4.    Inventories

	As of December 31, 2002	As of June 30, 2003
Mobile
Mobile phones and accessories	262,003	105,393
SIM cards	29,836	20,082

	291,839	125,475
MDNS
MDNS inventory	5,312	4,662

	297,151	130,137

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with a carrying value of Sk11,123 are carried at their net realizable value (Sk16,490 as of December 31, 2002). Inventories are shown net of allowances of Sk12,455 and Sk23,329 as of December 31, 2002 and June 30, 2003, respectively.

5.    Investments

EuroTel has invested in a portfolio of Euro-denominated government bonds. These bonds mature in periods ranging from one to nine months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 1.87% to 2.55%. As of December 31, 2002 and as of June 30, 2003 the fair value of the securities was Sk1,677,306 and Sk1,861,764 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2002	As of June 30, 2003
Opening net book amount	3,671,380	1,676,073
Additions	2,668,733	2,053,800
Redemptions	(4,587,395)	(1,872,660)
Amortization of premium	(29,204)	(3,644)
Foreign exchange losses	(47,441)	(3,593)

Closing net book amount	1,676,073	1,849,976

6.    Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued: ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovenské telekomunikácie, a.s. (“Slovak Telecom” or “ST”) and Atlantic West B.V. (“AWBV”) respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000, with an aggregate value of Sk3,058,929, into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at a shareholders’ meeting on March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at June 30, 2003 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

6.    Shareholders’ Equity (continued)

The capitalization was effected at a blend of exchange rates in effect during the loan periods, giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the Indenture between SWFC, EuroTel and The Bank of New York dated as of March 23, 2000 (“indenture agreement”) are satisfied.

7.    Deferred Tax

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%.

The movement on the deferred tax account is as follows:

	As of December 31, 2002	As of June 30, 2003
At beginning of period – net deferred tax (liability)	(40,629)	(247,369)
Income statement charge	(206,740)	(98,905)
Tax debited / (credited) to equity (a)	—	(110)

At end of period – net deferred tax liability	(247,369)	(346,384)

(a)	The deferred tax credit to equity in 2003 represented the deferred tax effect of hedge accounting for fair value losses incurred in relation to cash flow hedges of future interest payments (see Note 8).

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Under Slovak Tax Law a company may accumulate tax losses for carryforwards in respect of three consecutive years immediately proceeding the year for which company records taxable income. The tax loss carryforwards can subsequently be released against taxable income ratably over five years. Tax loss carryforwards as of June 30, 2003 of Sk1,088,666 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profit for the periods ended December 31, 2002 and June 30, 2003 that was, under Slovak tax law, offset. The tax losses carried forward are expected to be offset evenly against current and future taxable profits during 2003 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7.  Deferred Tax (continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax assets	As of December 31, 2002	(Charged)/ credited to Income statement	Credited to equity	As of June 30, 2003
Unrealized foreign exchange losses (a)	11,758	(11,758)	—	—
Accrued interest	48,389	1,775	—	50,164
Deferred revenues	36,524	(1,019)	—	35,505
Other accruals	19,366	11,792	—	31,158
Bad debt provision for receivables (b)	39,845	(18,112)	—	21,733
Rent and exit costs	11,091	(1,062)	—	10,029
Premium on long term notes repurchase and write-off of deferred finance charges (c)	13,679	(518)	—	13,161
Financial derivatives—liability (see Note 8)	3,155	2,986	(110)	6,031
Tax losses carried forward	316,431	(44,264)	—	272,167

Deferred tax assets	500,238	(60,180)	(110)	439,948

Deferred tax liabilities	As of December 31, 2002	(Charged)/ credited to Income statement	Credited to equity	As of June 30, 2003
Temporary differences arising from accelerated tax depreciation	(711,083)	(33,030)	—	(744,113)
Contractual penalties taxed on cash basis	—	(6,330)	—	(6,330)
Financial derivatives—asset (see Note 8)	—	(802)	—	(802)
Other deferred tax liabilities	—	(3,235)	—	(3,235)
Deferred expenses	(36,524)	4,672	—	(31,852)

Deferred tax liabilities	(747,607)	(38,725)	—	(786,332)

(a)	Prior to January 1, 2003 foreign exchange losses / gains were tax deductible / taxable only when realized. From January 1, 2003 both realized and unrealized foreign exchange losses / gains are deductible / taxable for corporate income tax purposes.

(b)	Under the current Slovak tax law, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date.

(c)	A deferred tax asset of Sk13,161 has been recognized as of June 30, 2003 to account for the timing differences between the accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of EUR15 million of its long term notes. Under IFRS, the premium paid by EuroTel over the carrying value of repurchased long term notes together with unamortized deferred finance charges related to the repurchased long term notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

7.  Deferred Tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset / liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2002	As of June 30, 2003
Deferred tax liability	(247,369)	(346,384)

The amounts shown in the balance sheet include the following:

	As of December 31, 2002	As of June 30, 2003
Deferred tax assets to be recovered after more than 12 months	338,758	264,025
Deferred tax liabilities to be settled after more than 12 months	(796,541)	(783,086)

	(457,783)	(521,986)

8.  Derivative financial instruments

	As of December 31, 2002	As of June 30, 2003
EUR/SKK Cross Currency Interest Rate Swaps—liability (a)	12,620	15,435
Forward foreign exchange contracts—asset (b)	—	(3,209)

	12,620	12,226

(a)	On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, EuroTel entered into four EUR/SKK Cross Currency Interest Rate Swaps to hedge its exposure to the EUR/SKK exchange rate risk in connection with payments of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the EUR-denominated long term notes. Under the contractual terms of the four swaps, EuroTel agreed to pay fixed SKK cash flow of Sk388,819 in exchange for the receipt of a fixed EUR cash flow of EUR9,000 thousand on each of the above days, at an average rate of approximately 43.2 SKK/EUR.

These contracts were designated as cash-flow hedges under IAS 39. During the period ended June 30, 2003, EuroTel released Sk6,740 of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the June 30, 2003 interest payment on the Euro denominated long-term notes (six months ended June 30, 2002: nil). Sk331 (net of deferred tax of Sk110) of fair value gains were recorded in other comprehensive income during the six months period ended June 30, 2003 (six months ended June 30, 2002: nil). The total balance of deferred foreign exchange losses of Sk6,521 (net of deferred tax or Sk2,174) (December 31, 2002: Sk6,852, net of deferred tax of Sk2,284) will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through March 30, 2004.

(b)	On April 30 and June 4, 2003 EuroTel has entered into the three month-forward foreign exchange contracts to hedge anticipated future foreign currency expenditure in the amounts of EUR6,904 thousand and EUR7,126 thousand. While these contracts may provide effective economic hedges under EuroTel’s risk management policies, they do not qualify for hedge accounting under the specific rules of IAS 39 “Financial Instruments: Recognition and Measurement”. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement in the amount of Sk2,407 (net of deferred tax of Sk802).

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

9.  Revenues

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Mobile service revenues	1,923,981	2,399,681	3,684,524	4,602,246
Mobile equipment and other sales
Mobile equipment and accessories sales	89,819	95,211	246,139	188,854
Other revenues	57,643	46,202	114,202	102,373

	147,462	141,413	360,341	291,227

Managed data network services (“MDNS”)
MDNS service revenues	115,909	122,551	228,705	244,360
MDNS equipment revenues	1,869	274	3,478	610

	117,778	122,825	232,183	244,970

	2,189,221	2,663,919	4,277,048	5,138,443

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Service revenues	2,097,533	2,568,434	4,027,431	4,948,979

10.  Cost of Sales and Services

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Mobile service cost of sales
Interconnect	358,877	402,842	668,009	766,895
Roaming	90,950	90,811	163,063	171,886
Leased circuits	59,940	79,244	125,229	149,102
License and other costs	39,933	47,648	82,638	97,663

	549,700	620,545	1,038,939	1,185,546

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	268,685	323,792	703,327	617,286
Service commissions	31,859	43,393	92,797	65,317

	300,544	367,185	796,124	682,603

Managed data network services cost of sales
MDNS service cost of sales	36,256	39,388	70,873	78,398
MDNS equipment cost of sales	1,100	282	2,188	526

	37,356	39,670	73,061	78,924

	887,600	1,027,400	1,908,124	1,947,073

Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Cost of services	617,815	703,326	1,202,609	1,329,261

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

11.  Operating Expenses

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Advertising	94,640	116,657	188,542	244,890
Marketing and sales	8,408	9,017	16,833	15,466
Wages and employee benefits (a)	159,671	169,389	311,342	315,879
Building maintenance	16,665	22,956	34,094	44,178
Network support and maintenance	67,058	78,388	130,181	157,524
Motor vehicles expenses	9,485	17,342	17,767	35,175
Rent – base station sites	20,777	23,261	40,313	45,104
Rent – buildings	35,597	33,658	72,308	66,580
Employee training and travel	9,889	14,408	19,030	21,828
Office supplies	17,142	25,832	33,601	38,567
Professional fees and administrative costs	48,852	42,780	108,811	88,674
Operating foreign exchange (gains) / losses	5,287	2,417	2,855	(429)
Bad debt provision expense / (release)	12,120	7,344	19,698	(16,865)
Depreciation (b)	371,294	443,075	760,589	866,090
Amortization	17,466	17,466	34,932	34,932
Capitalized expenses (c)	(9,473)	(13,305)	(24,208)	(25,118)

	884,878	1,010,685	1,766,688	1,932,475

(a)	Wages and employee benefits include Sk62,040 in contributions accrued to the statutory health, retirement benefit and unemployment schemes during the six months ended June 30, 2003 (Sk55,463 during the six months ended June 30, 2002).

(b)	Included in the depreciation charge for the six months ended June 30, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for the wireless connection of GSM base stations and MDNS customers to the MDNS network. While the Telecom office opened a tender for new license for spectrum used by PMP equipment, EuroTel’s management decided not to participate in this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segment.

Following a review of expected future cash flows to be generated by the NMT business, on December 31, 2002 EuroTel recorded an impairment charge of Sk60,305 against a proportion of the carrying value of the NMT assets. Following a review of expected future cash flows to be generated by the NMT business, on June 30, 2003 EuroTel recorded an additional impairment charge of Sk17,000 against a proportion of the carrying value of the NMT assets. The recoverable amount (the higher of the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

(c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

12.  Finance Costs

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Interest expense on borrowings	195,038	194,409	378,098	393,993
Arrangement fees and other finance expenses, net	9,959	11,171	19,340	21,151
Capitalized interest (a)	(4,876)	(11,761)	(8,086)	(23,736)
Interest income	(43,917)	(25,116)	(84,533)	(45,464)
Fair value (losses) / gains on financial instruments	—	(2,322)	—	1,896
Foreign exchange losses	171,555	32,896	118,166	4,263

	327,759	199,277	422,985	352,103

(a)	Capitalization rates used to determine capitalized interest were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Capitalization rates	8.6%	11.25%	8.5%	11.25%

13.  Income Taxes

A reconciliation between the reported income tax charge and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Income before tax	88,984	426,557	179,251	906,792

Income tax at 25%	22,246	106,639	44,813	226,698
Non-deductible provision for doubtful accounts (a)	(10,699)	29,753	(19,107)	19,796
Non-deductible provision for inventory	(1,548)	(4,149)	(1,986)	2,721
Non-deductible advertising expenses	2,244	1,913	2,638	2,692
Non-deductible compensation fee (b)	8,750	—	8,750	—
Other, net	13,927	(15,237)	17,148	(10,310)

	34,920	118,919	52,256	241,597

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge (c)	16,724	26,023	33,260	98,905
Tax charge in respect of current and prior periods	18,196	92,896	18,996	142,692

	34,920	118,919	52,256	241,597

(a)	Uncollectable receivables are not deductible for tax purposes until certain statutory collection requirements have been complied with. As described under Note 7, a deferred tax asset for 75% of the 2002 and 2003 receivables has been recognized. The effective tax rate is affected by movements in bad debt provision for pre-2002 receivables, ability of EuroTel to comply with the statutory collection requirements and the 25% portion of 2002 and 2003 receivables, where no deferred tax is accounted for.

(b)	Compensation fee paid to the owners related to the vacating of the old office space rented under non-cancelable operating leases is tax non-deductible expense for the income tax purposes.

(c)	The deferred tax charges mainly result from differences between accounting and tax depreciation; accruals including interest on long term notes, which are not considered tax deductible under current Slovak tax legislation until paid; and tax loss carryforwards.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

14.  Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2002	As of June 30, 2003
Capital expenditures that have been contracted for but have not been provided for in the financial statements	239,918	662,860

These commitments principally relate to the network, with the majority of payments expected to occur within one year. These commitments are cancelable without significant penalty.

Under the terms of the UMTS License (see Note 3), EuroTel is obliged to commence the provision of UMTS services no later than 30 months from the date, on which control of the necessary radio frequencies is turned over to EuroTel, which is currently expected to be September 2003.

In the normal course of business EuroTel purchases certain telecommunications services from, and sells certain services to, ST. EuroTel has certain lease agreements with ST. Related party transactions with T-Mobile International and AWBV constitute management fees paid for consulting services and payments for seconded employees. EuroTel also purchases and sells in the normal course of business telecommunications services from the following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and T-Mobile Czech Republic, T-Mobile Austria, T-Mobile in Germany, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications in Croatia, Westel Mobile TeleCommunications Company in Hungary, Vodafone Omnitel in Italy, Mobile TeleSystems in Russia, Ukrainian Mobile Communications in Ukraine and PTC in Poland.

EuroTel’s transactions with the aforementioned related parties, which were entered into on an arms length basis, were as follows:

	Three months ended June 30,		Six months ended June 30,
	2002	2003	2002	2003
Sales to ST	243,774	251,978	477,248	489,946
Purchases from ST	191,404	180,078	385,444	360,427
Lease expense paid to ST	10,100	8,053	20,950	15,957
Sales to Eurotel Praha	19,655	21,206	36,503	39,730
Purchases from Eurotel Praha	12,236	10,459	20,145	18,996
Sales to other related parties	27,210	42,204	55,001	85,680
Purchases from other related parties	16,381	25,284	31,062	48,010
Management fees paid to AWBV	13,323	1,631	20,709	4,622
Management fees paid to T-Mobile International AG	3,136	5,652	5,655	11,694
Directors and management fees	13,405	6,533	24,656	18,394

16.  Contingencies

Litigation

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of any current legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

Due to the presence in Slovak tax legislation of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authority of making arbitrary judgement on business activities, Management’s judgement of the Company’s business activities may not coincide with the interpretation of the same activities by the tax authorities. The fiscal years from 1999 through to 2002 remain open to tax inspection.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

17.  Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for the amortization of licenses and depreciation relating to mobile property and equipment and managed data network services equipment. Assets attributable to segments include mobile property and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market – the Slovak Republic.

The information in the following tables is disclosed in the same format and using the same amounts as used by the chief operating decision-maker in making operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:

Three months ended June 30, 2002	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	2,071,443	117,778	—	2,189,221
Cost of sales and services	(850,244)	(37,356)	—	(887,600)

Gross profit	1,221,199	80,422	—	1,301,621
Operating expenses	(292,828)	(15,310)	(576,740)	(884,878)

Operating profit	928,371	65,112	(576,740)	416,743
Finance costs	—	—	(327,759)	(327,759)

Profit / (loss) before tax	928,371	65,112	(904,499)	88,984
Income taxes	—	—	(34,920)	(34,920)

Net income / (loss)	928,371	65,112	(939,419)	54,064

Depreciation	(275,402)	(15,270)	(80,622)	(371,294)
Amortization	(17,426)	(40)	—	(17,466)

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

17.   Segment Information (continued)

Three months ended June 30, 2003	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	2,541,094	122,825	—	2,663,919
Cost of sales and services	(987,730)	(39,670)	—	(1,027,400)

Gross profit	1,553,364	83,155	—	1,636,519
Operating expenses	(354,236)	(16,963)	(639,486)	(1,010,685)

Operating profit	1,199,128	66,192	(639,486)	625,834
Finance costs	—	—	(199,277)	(199,277)

Profit / (loss) before tax	1,199,128	66,192	(838,763)	426,557
Income taxes	—	—	(118,919)	(118,919)

Net income / (loss)	1,199,128	66,192	(957,682)	307,638

Depreciation	(336,809)	(16,924)	(89,342)	(443,075)
Amortization	(17,427)	(39)	—	(17,466)

Six months ended June 30, 2002	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	4,044,865	232,183	—	4,277,048
Cost of sales and services	(1,835,063)	(73,061)	—	(1,908,124)

Gross profit	2,209,802	159,122	—	2,368,924
Operating expenses	(590,373)	(46,085)	(1,130,230)	(1,766,688)

Operating profit	1,619,429	113,037	(1,130,230)	602,236
Finance costs	—	—	(422,985)	(422,985)

Profit / (loss) before tax	1,619,429	113,037	(1,553,215)	179,251
Income taxes	—	—	(52,256)	(52,256)

Net income / (loss)	1,619,429	113,037	(1,605,471)	126,995

Depreciation	(555,521)	(46,005)	(159,063)	(760,589)
Amortization	(34,852)	(80)	—	(34,932)

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

17.  Segment Information (continued)

Six months ended June 30, 2003	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Revenues	4,893,473	244,970	—	5,138,443
Cost of sales and services	(1,868,149)	(78,924)	—	(1,947,073)

Gross profit	3,025,324	166,046	—	3,191,370
Operating expenses	(665,680)	(33,934)	(1,232,861)	(1,932,475)

Operating profit	2,359,644	132,112	(1,232,861)	1,258,895
Finance costs	—	—	(352,103)	(352,103)

Profit / (loss) before tax	2,359,644	132,112	(1,584,964)	906,792
Income taxes	—	—	(241,597)	(241,597)

Net income / (loss)	2,359,644	132,112	(1,826,561)	665,195

Depreciation	(630,828)	(33,854)	(201,408)	(866,090)
Amortization	(34,852)	(80)	—	(34,932)

As of December 31, 2002	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Total assets	8,634,074	370,525	4,226,238	13,230,837

Total liabilities	1,705,064	71,079	7,289,524	9,065,667

Capital expenditure (a)	3,716,579	87,091	701,879	4,505,549

As of June 30, 2003
Total assets	8,797,370	388,821	4,809,553	14,003,425

Total liabilities	1,638,354	57,549	7,469,145	9,165,048

Capital expenditure	1,020,950	40,905	70,065	1,131,920

(a)	The capital expenditure of the Mobile Communications Services segment as of December 31, 2002 includes the fee for the UMTS License of Sk1,510,506 (see Note 3).

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IFRS, which differ in certain respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). The principal differences between IFRS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three and six months ended June 30, 2002 and 2003.

	Three months ended June 30,		Six months ended June 30,
Reconciliation of net income	2002	2003	2002	2003

Net income reported under IFRS	54,064	307,638	126,995	665,195
U.S. GAAP adjustments:
— shareholders pushdown (a)	(706)	(3,456)	(1,412)	(6,912)

Presentation of net income under U.S. GAAP before extraordinary items	53,358	304,182	125,583	658,283

Presentation of net income under U.S. GAAP after extraordinary items	53,358	304,182	125,583	658,283

There are no differences between shareholders’ equity reported under IFRS and U.S. GAAP.

(a)	Shareholder Pushdown

Under IFRS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. During 2002, EuroTel’s policies regarding reimbursement of portions of compensation expense paid by its shareholders were modified. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)	Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), which establishes rules for the reporting of comprehensive income and its components. The hedge reserve in the amount of Sk6,521 under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. The sum of other comprehensive income and net income for the period represents comprehensive income for the period.

(c)	Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP, in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset in the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at June 30, 2003 were Sk6,677,920 and Sk203,650, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles (continued)

(d)	Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as a reduction of revenue unless the Company receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09, service commissions paid to dealers for the loyalty of existing customers and activation of new customers have been recorded as a direct reduction to revenue. For the six months ended June 30, 2003 and June 30, 2002, Sk48,157 and Sk48,928, respectively, have been reclassified from cost of sales to a reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S. GAAP.

	Three months ended June 30,		Six months ended June 30,
Effect on revenues and costs of sales	2002	2003	2002	2003
Decrease in Mobile service revenues	(11,392)	(17,757)	(23,720)	(29,288)
Decrease in Mobile equipment and other sales	(11,491)	(9,328)	(25,208)	(18,869)
Decrease in Mobile equipment and service commissions	22,883	27,085	48,928	48,157

Net effect on income	—	—	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

(e)	Licenses

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk28,253 for the year ended 2003, Sk56,506 for the years ended 2004 and 2005, Sk130,793 for the year ended 2006 and Sk155,156 for the years ended 2007 and 2008 in respect of the currently existing licenses.

EuroTel Bratislava, a.s.

Notes to the Condensed Consolidated Financial Statements

(in thousands of Slovak Crowns) (unaudited)

18.  Reconciliation to United States Generally Accepted Accounting Principles (continued)

(f)	Asset Retirement Obligation

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Company has certain legal obligations, principally related to its leased assets, which fall within the scope of SFAS No. 143. These legal obligations include obligations to remediate leased land on which the Company’s cell sites are located. The Company’s adoption of this statement did not have material impact on its results of operations, financial position, or cash flows.

(g)	Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus in EITF Issue 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” The Issue addresses a vendor’s accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenue is allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated relative fair value of the bundled deliverables), with revenue for each component deliverable recognized when the revenue is realized and earned. The Company is required and plans to adopt the provisions of EITF 00-21, effective July 1, 2003. To accomplish this, the Company must identify and determine the fair value of the component deliverables. The Company is still assessing the impact that EITF 00-21 will have on its results of operations, financial position and cash flows.

EuroTel Bratislava, a.s.

Part I – Financial Information

Item 2:  Management’s Discussion and Analysis of Results of Operations and Financial condition

You should read the following discussion together with our condensed consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the condensed consolidated financial statements and the accompanying notes in accordance with IFRS, which differ in certain respects from U.S. GAAP. See Note 18 to the condensed consolidated financial statements for a description of the principal differences between IFRS and U.S. GAAP as they relate to us, and a reconciliation of our net income and shareholders’ equity from IFRS to U.S. GAAP. You should read the statements under “Forward-Looking Statements” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. We are one of only two mobile providers in the country licensed to offer digital GSM and UMTS mobile telecommunications services and we are the country’s sole provider of analog NMT services. As of June 30, 2003, our GSM network covered approximately 86% of the geographical area of the Slovak Republic where approximately 97% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of June 30, 2003, we had 1,370,993 mobile customers, an increase from 1,165,263 as of June 30, 2002 (revised with respect to the definition of pre-paid mobile customers as discussed further below), representing an estimated market share of 43%, based on number of customers. In the same period, we had 3,980 managed data network customers, an increase from 3,490 as of June 30, 2002, consisting primarily of customers of our frame relay and X.25 services. For the three months ended June 30, 2003, we generated revenues of Sk2,664 million, net cash flows from operating activities of Sk1,169 million, EBITDA of Sk1,086 million and net income of Sk308 million. For the six months ended June 30, 2003, we generated revenues of Sk5,138 million, net cash flows from operating activities of Sk2,069 million, EBITDA of Sk2,160 million and net income of Sk665 million. EBITDA represents operating profit before income tax, finance costs, interest income and depreciation and amortization. We believe that EBITDA provides meaningful additional information to investors since it is widely accepted by analysts and investors as a basis for comparing a company’s underlying operating profitability with that of other companies as it is not influenced by past capital expenditures or business acquisitions, a company’s capital structure or the relevant tax regime. This is particularly the case in a capital-intensive industry such as communications. It is also a widely accepted indicator of a company’s ability to service its long-term debt and other fixed obligations and to fund its continued growth. EBITDA is neither an U.S. GAAP nor an IFRS measure. You should not construe EBITDA as an alternative to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or IFRS or as a measure of liquidity. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

The following table sets forth information about our network:

	As of June 30,
	2002		2003
Geographical area of Slovak Republic covered
NMT	79%		79%
GSM	82	%(1)	86%
Population of Slovak Republic covered
NMT	96%		96%
GSM	95	%(2)	97%
Number of sites(3)
NMT(4)	136		136
GSM	709	(3)	913

(1)	As of June 30, 2002, we reported geographical GSM coverage of 81%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network geographic coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

(2)	As of June 30, 2002, we reported GSM coverage by percent of population of 98%. During 2002, we commenced utilizing higher resolution digital maps that allowed us to measure our GSM network population coverage more precisely and, as a result, we include recalculated percentages for the prior period in this report, which we believe more precisely reflect actual conditions.

EuroTel Bratislava, a.s.

(3)	Historically, we based our reporting on the total number of base stations for each service type. During 2002, we revised our reporting, basing it on number of sites, each of which can contain one or more base stations, as we considered this information to be more relevant for purposes of understanding GSM coverage. As a result, we are reporting total numbers of sites in this report. This distinction does not apply to NMT service as the number of base stations are equal to number of sites.

(4)	The majority of our NMT sites are co-located with GSM sites.

Revenues

Our revenues consist of mobile service revenues, sales from mobile equipment and other sales as well as managed data network services revenues. Mobile service revenues include recurring revenues from our mobile telecommunications services and include primarily monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include the fees charged for our value-added services and special features. We generally set fees on a network-wide basis, but we occasionally negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the person who initiates (i.e. dials) the call, this billing method is commonly referred to as “calling party pays.” However, when a customer travels outside the Slovak Republic, he is also charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom, the incumbent fixed line operator in Slovakia and Orange Slovensko (“Orange”), EuroTel’s competitor in the Slovak mobile market for calls made by their customers terminating on our network, roaming fees for calls made by our mobile customers traveling outside the Slovak Republic and roaming fees for visitors using our network while in the Slovak Republic. Revenues from interconnection fees from Slovak Telecom and Orange accounted for approximately 25% of our mobile services revenue in the six months ended June 30, 2003 and 2002.

Mobile equipment and other sales include non-recurring revenues from our mobile business. These consist principally of revenues from the sale of handsets and accessories as well as from one-time activation fees. Managed data network services revenues consist of revenues generated when we provide our data customers with access and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by the size of our customer base, customer usage of our services and prices charged for each of the services we offer. Our revenues are also affected by our customer mix, whereby business customers generally have a higher average call volume than non-business customers. Continued growth in both the number of customers and service usage will depend on a number of competitive factors, which include:

•	pricing and promotions;

•	the range and quality of our services;

•	the capacity and geographic coverage of our network; and

•	general economic and market conditions in the Slovak Republic.

We expect that average minutes of use and revenue per customer for our mobile customers will remain flat or fall as mobile penetration in the Slovak Republic increases, because many of our new customers are expected to be non-business customers who use their mobile phones less frequently. Potentially offsetting this trend, we expect that usage of SMS and related data portion of revenue per customer will be increasing in the future as result of the stimulation by pricing and content initiatives.

As of the fourth quarter of 2002, we revised our definition of “pre-paid customers” to include all customers with a valid SIM card which has been re-charged within the last 12 months, irrespective of whether they have credit remaining in their pre-paid accounts. This change refined the reported number of churned customers and further improved comparability of our financial data with that reported by other mobile operators. Prior to this refinement, our total number of pre-paid customers consisted only of those customers who maintained a credit in their pre-paid account and, therefore, were able to make outgoing calls. Customers with a valid SIM card but no remaining credit in their pre-paid account were treated as churned. For a comparison of the previously reported as well as the recalculated numbers of pre-paid customers, please see our Earnings Release issued on February 25, 2003 and furnished to the Securities and Exchange Commission (“SEC”) on Form 6-K on February 27, 2003. The following two tables use the revised numbers of pre-paid customers for the period ended June 30, 2002.

EuroTel Bratislava, a.s.

The following table sets forth certain information about our customers:

	As of June 30,
	2002	2003
Mobile customers
NMT Post-paid	12,955	2,718
GSM Post-paid	265,364	339,216
GSM Pre-paid	886,944	1,029,059

Total	1,165,263	1,370,993
Managed data network connections	7,079	8,094

The following table sets forth our key business indicators:

	For the three month period ended June 30,		For the six month period ended June 30,
	2002	2003	2002	2003
Average monthly revenue per customer (“ARPU”)
Post-paid	Sk1,640	Sk1,624	Sk1,643	Sk1,607
Pre-paid	Sk217	Sk262	Sk215	Sk252
Blended	Sk559	Sk598	Sk553	Sk582
Subscriber Acquisition Costs
Post-paid	Sk4,123	Sk4,212	Sk4,308	Sk4,061
Pre-paid	Sk578	Sk312	Sk520	Sk261
Blended	Sk1,406	Sk1,405	Sk1,615	Sk1,273
Average monthly billable minutes per customer
Post-paid	229	231	239	227
Pre-paid	34	38	33	36
Blended	81	85	83	83
Average monthly churn rate
Post-paid	1.42%	0.98%	1.43%	1.17%
Pre-paid	1.52%	1.80%	1.27%	2.00%
Blended	1.50%	1.60%	1.31%	1.80%
Mobile originated billable SMS
Post-paid(1)	33	34	32	34
Pre-paid	18	19	19	20
Blended	22	23	22	23
Gross Addition(2)
Post-paid	21,874	34,362	66,459	57,629
Pre-paid	71,812	88,295	163,336	158,834
Total	93,686	122,657	229,795	216,463

(1)	We do not provide SMS service for NMT subscribers

(2)	Gross addition represents any new post-paid or pre-paid SIM card activated on our network

Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have had to reduce our mobile service rates as a result of increased competition with Orange, our only competitor in the Slovak Republic for mobile telecommunications services. At the same time, however, we reduced the number of free or discounted services previously available to certain of our high-usage customers. Over the last twelve months, we also successfully introduced more efficient pre-paid accounts recharging schemes, which have contributed to an increase in our per-minute service revenue. We currently compete with Orange primarily on the pricing of handsets and services, network quality and coverage, the range of services offered and the quality of customer service. We have experienced a 23% increase in the pre-paid gross additions in the second quarter of 2003 compared to the second quarter of 2002. The average monthly billable minutes of use per pre-paid customer increased by 12% in the three months ended June 30, 2003 over the same period of 2002. We have successfully implemented measures (see above) that stimulated voice usage and have generated an increased revenue stream

EuroTel Bratislava, a.s.

in the pre-paid business. Pre-paid ARPU increased by almost 21% in the second quarter 2003 compared to the same period of 2002. Comparing the same periods, the post-paid ARPU declined from Sk1,640 to Sk1,624, as we have begun signing up customers for low-end pricing plan, where usage is expected to be below the average usage of our post-paid customers. In spite of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre-paid customers, the blended average monthly billable minutes of use per customer remained almost at the same level in the first six months of 2003 compared to the same period of 2002 and the average monthly revenue per customer increased by 5% in the six months ended June 30, 2003 over the same period of 2002.

Churn

“Churn” refers to disconnections or suspensions of service. These can be voluntary or involuntary and affect both post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid customers occur when they fail to pay their bills or we suspect fraudulent use of the mobile service. Involuntary suspensions of service for our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re-charge their pre-paid account within 12 months of its most recent use. Voluntary disconnections or suspensions of service occur when customers switch to a competing mobile network or terminate their use of mobile services altogether. The rate of churn indicates the percentage of customers that we need to replace in any given period before we realize net customer growth. Our total average monthly churn rate was approximately 1.60% in the three months ended June 30, 2003 and 1.80% in the six months ended June 30, 2003 compared to 1.50% in the three months ended June 30, 2002 and 1.31% in the six months ended June 30, 2002. These churn rates have been determined in accordance with the revised definition of pre-paid customers as explained above. The increase in the total average monthly churn rate in the three months ended June 30, 2003 was mainly attributable to increasing churn in pre-paid customers base, who tend to have a higher churn rate than our post-paid customers. We expect the churn rate of pre-paid customers to continue to remain relatively high because there is little to tie customers to a longer-term commitment. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through customer-loyalty programs and targeted renewal campaigns for our post-paid customers whose contract is near the end of its term. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors, which are beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

Our ability to check the credit history of potential customers is limited, which increases the risk of customer default and, as a consequence, our rate of churn. Under Slovak law, companies are limited in their ability to conduct credit checks through credit bureaus or other third parties. We have established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited to our own historical customer data. Since February 2003, we have implemented an agreement with Orange, which permits us to run customer checks against their database of customers with dubious credit records. Our strict policy of terminating customers who fail to pay for our mobile services is a significant source of churn, which we attempt to mitigate by running the aforementioned credit checks.

Expenses

Cost of Sales and Services.  Cost of sales and services, excluding depreciation, consists principally of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators for our customers’ use of their networks, leased circuit costs and frequency related costs. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

EuroTel Bratislava, a.s.

Operating Expenses. Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

•	other general costs such as professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations.

Under Slovak tax law, 50% of any bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the due date of the receivables and a tax benefit for a further 25% of the value of the receivables can be claimed if the receivable is still unpaid after 3 years from the original due date. However, in order to obtain 100% of the tax benefit from uncollectible receivables, we are required to pursue all available remedies, which is, in many cases, not commercially feasible. To preserve the possibility of full tax deductibility we do not write off receivables until we can record the full tax benefit. Accordingly, our balance sheet will continue to reflect, over time, growing levels of gross accounts receivable and bad debt reserves. As we generally do not bear the collection risk on fees from pre-paid accounts, our bad debt expense is lower for our pre-paid business where bad debt results mainly from the distribution of recharge vouchers.

Depreciation and amortization expenses consist of the depreciation of the property and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly in recent years because we have been constructing our GSM network and we expect them to continue to increase as we expand our network coverage and capacity.

Finance Costs.  Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize any borrowing costs that are directly attributable to the purchase of property used in the development or construction of property or equipment as part of the construction cost of these assets. Conversely, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of debt we carry, interest rates, exchange gains or losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.  The corporate tax rate in the Slovak Republic decreased from 29% to 25% as of January 1, 2002. In the Slovak Republic, the tax burden can be reduced by operating losses, which generate tax benefits that can be used to offset taxable income. Legislation put into effect on January 1, 2000 is intended to allow for the carry-forward of up to three successive years of tax losses, inclusive of losses incurred in the 1999 tax year. The cumulative tax benefit of these carry-forwards must be amortized evenly over the following five consecutive years. Additional tax losses incurred during the five-year amortization period may not be carried forward to offset future taxes. This includes any amortized amount, which cannot be fully offset in the amortization period. In addition, in order to be permitted to offset tax losses against future taxable profits, we are obligated by Slovak tax law to acquire tangible fixed assets in an amount equal to, or in excess of, the amount of any losses we seek to offset. Taxes are also affected by the tax deductibility of bad debt expense, which can only be fully deducted once certain collection remedies have been exhausted.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are incurred in currencies other than the Slovak Crown. Substantially all of our debt is non-Slovak Crown-denominated. As a result, our operating

EuroTel Bratislava, a.s.

income and cash flows may be affected if these other currencies appreciate against the Slovak Crown. Whenever we have experienced a depreciation of the Slovak Crown in recent years, the cost in Slovak Crowns of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. Our foreign exchange gains or losses on monetary assets or liabilities denominated in foreign currency are recognized in the period in which we incur them. Foreign exchange gains or losses incurred as part of our operating activities are recorded as operating costs and foreign exchange gains or losses arising from financing activities are recorded as finance costs.

Some of our revenues are in Euros or U.S. dollars and some consist of foreign currency-denominated service credits from foreign carriers. These revenues denominated in currencies other than Slovak Crowns are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 4.2% and 4.4% of our total revenues in the three months ended June 30, 2002 and 2003 respectively.

As of June 30, 2003, we had in place certain derivative financial instruments to provide economic hedges of:

•	our exposure of our foreign exchange risk arising from interest payments accruing on our Euro-denominated long-term bonds;

•	anticipated future expenditure denominated in Euro in the amount of EUR14 million.

Results of Operations

Our major categories of revenues and expenses for the three months ended June 30, 2002 and 2003 are set forth in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
	(millions of Slovak Crowns)
Mobile service revenues	1,924	2,400	3,685	4,602
Mobile service cost of sales	550	620	1,039	1,185

Gross profit from mobile services	1,374	1,780	2,646	3,417
Gross margin from mobile services	71%	74%	72%	74%

Mobile equipment and other sales	147	141	360	291
Mobile equipment and other cost of sales	300	367	796	683

Gross profit / (loss) from mobile equipment and other sales	(153)	(226)	(436)	(392)
Gross margin from mobile equipment and other sales	(104)%	(160)%	(121)%	(135)%

Data network service revenues	118	123	232	245
Data network service cost of sales	37	40	73	79

Gross profit from managed data network services	81	83	159	166
Gross margin from managed data network services	69%	67%	69%	68%

Total revenues	2,189	2,664	4,277	5,138
Total cost of sales and services	887	1,027	1,908	1,947

Gross profit	1,302	1,637	2,369	3,191
Gross margin	59%	61%	55%	62%

Selling, general and administration expenses	496	551	971	1,031
Depreciation and amortization	389	460	796	901

Operating profit	417	626	602	1,259

Finance and other costs	328	199	423	352
Tax expense	35	119	52	242

Net income	54	308	127	665

EuroTel Bratislava, a.s.

Three and Six Months Ended June 30, 2003 Compared to Three and Six Months Ended June 30, 2002

Revenues.  Our total revenues increased by Sk475 million, or 22%, from Sk2,189 million in the three months ended June 30, 2002 to Sk2,664 million in the three months ended June 30, 2003. For the six months ended June 30, 2003 total revenues increased by Sk861 million, or 20%, from Sk4,277 million in the six months ended June 30, 2002 to Sk5,138 million. This increase was primarily attributable to an increase in the number of mobile customers both in our post-paid and pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid to us by other operators, increased by Sk476 million, or 25%, from Sk1,924 million in the three months ended June 30, 2002 to Sk2,400 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, mobile service revenues increased by Sk917 million, or 25%, to Sk4,602 million. This increase primarily reflects an 18% increase in our total number of mobile customers, which grew from 1,165,263 as of June 30, 2002 to 1,370,993 as of June 30, 2003. Average monthly revenue per customer increased by 7% from Sk559 in the three months ended June 30, 2002 to Sk598 in the three months ended June 30, 2003, and by 5% from Sk553 in the six months ended June 30, 2002 to Sk582 in the six months ended June 30, 2003. We believe that this increase was primarily the result of an increase in average monthly revenue per pre-paid customer, which grew by 21% from Sk217 in the three months ended June 30, 2002 to Sk262 in the same period of 2003. Our pre-paid customers increased by 142,115 or 16% from 886,944 as of June 30, 2002 to 1,029,059 as of June 30, 2003. Over the last twelve months, we have also successfully introduced more effective recharging systems for pre-paid accounts, which have contributed to an increase in our service revenue per minute. In the post-paid business, we have reduced the number of free or discounted services previously available to certain of our high usage customers. Post-paid ARPU slightly declined in the both reported periods of 2003 compared to the respective comparable periods of 2002, as we have begun signing up customers for low-end pricing plans, where usage is expected to be below the average usage of our post-paid customers.

Sales of mobile equipment and other sales decreased by Sk6 million, or 4%, from Sk147 million in the three months ended June 30, 2002 to Sk141 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, mobile equipment and other sales decreased by Sk69 million, or 19%, from Sk360 million for the six months ended June 30, 2002 to Sk291 million. This decrease was primarily due to a decrease in sales of mobile phone handsets and accessories of Sk57 million, to Sk189 million, in the six months ended June 30, 2003 which was a result of lower gross additions combined with the fact that increasing numbers of new customers are bringing along their own phones or are buying phones from sources other than us. Activation revenue decreased by Sk10 million primarily due to the lower number of total gross additions in the six months ended June 30, 2003 as compared to June 30, 2002 as well as due to the suspension of charging the activation fee to the new post-paid customers.

Revenues from managed data network services increased by Sk5 million, or 4%, from Sk118 million in the three months ended June 30, 2002 to Sk123 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, managed data network service revenues increased by Sk13 million to Sk245 million. This revenue increase is attributable to an increase in data network connections as well as to a change in the composition of our revenues from managed data network services, reflecting a shift towards the provision of higher-value services such as frame relay and IN Virtual Private Networks. The number of total data customer connections increased by 1,015, or 14%, from 7,079 as of June 30, 2002 to 8,094 as of June 30, 2003.

Cost of Sales and Services.  Cost of sales and services increased by Sk140 million, or 16%, from Sk887 million in the three months ended June 30, 2002 to Sk1,027 million in the three months ended June 30, 2003. As a percentage of total revenues, cost of sales decreased from 41% in the three months ended June 30, 2002 to 39% in the three months ended June 30, 2003. The increase in gross margin results primarily from fewer new customer activations as well as from the fact that a lower number of newly activated customers purchased mobile handsets from us at the time of activation. In addition, we benefited from reductions in the cost related to international traffic routing, as this market was liberalized effective January 1, 2003. For the six months ended June 30, 2003, costs of sales increased by 2%, to Sk1,947 million, from Sk1,908 million in the six months ended June 30, 2002. As a percentage of total revenues, cost of sales decreased from 45% in the six months ended June 30, 2002 to 38% in the six months ended June 30, 2003.

EuroTel Bratislava, a.s.

Cost of sales and services in our mobile business increased by Sk137 million, or 16%, from Sk850 million in the three months ended June 30, 2002 to Sk987 million in the three months ended June 30, 2003. This increase resulted from increase in the cost of sales related to mobile equipment and other sales which increased by approximately Sk67 million, or 22%, from Sk300 million in the three months ended June 30, 2002 to Sk367 million in the three months ended June 30, 2003, and from increase of Sk70 million in the costs of sales for mobile service. The increase in the cost of sales for mobile service resulted mainly from the additional interconnect costs and higher costs of leased circuits required to serve our growing customer base in the amounts of Sk44 million and Sk19 million, respectively. This was partially offset by the effects of decreased costs of international traffic routing. This cost decrease contributed to improved gross profit from mobile services from 71% in the three months ended June 30, 2002 to 74% in the same period of 2003. For the six months ended June 30, 2003, cost of sales and services in our mobile business increased by Sk33 million, or 2%, as compared to the same period last year, to Sk1,868 million. This increase reflects an increase of Sk146 million in mobile service costs of sales, primarily due to higher interconnect costs and higher costs of leased circuits required to serve our growing customer base in the amount of Sk99 million and Sk24 million, respectively. Due to the offsetting factors discussed above, the percentage gross margin comparing the six-month periods improved from 71% to 74%. The increase in mobile service cost of sales is largely compensated by the decrease of Sk113 million in costs of sales related to mobile equipment and other sales, which decreased from Sk796 million in the six months ended June 30, 2002 to Sk683 million in the six months ended June 30, 2003. Our negative gross margin on sales of mobile phone handsets, accessories and SIMs was (235)% in the three months ended June 30, 2003 and (209)% in the six months ended June 30, 2003, as compared to a negative gross margin of (199)% in the three months ended June 30, 2002 and (186)% in the six months ended June 30, 2002. This negative margin percentage on sales of mobile phone handsets and accessories is the result of management’s effort to gain market share primarily in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phone handsets stem from the common practice in the mobile telecommunications industry of selling mobile phone handsets at a price below cost in order to attract new customers. In the three months ended June 30, 2003, our retention initiatives, which targeted post-paid customers with offers to replace their phones at a discount, resulted in higher average subsidies per customer retained than was the case in the same period of 2002. We generally offer higher subsidies (discounts) to existing customers, in order to entice them to stay with our service, than we do to new customers. As the mobile telephony market in the Slovak Republic is maturing, there is a decreasing number of new customer additions who are typically signing up for low-end pricing plans, where mobile phone subsidy is lower. As result of this shift, the subscriber acquisition costs per customer decline. We are increasingly shifting our focus towards retaining existing customers. As a result, customer-retention subsidies are making up an increasing portion of our overall subsidies.

Cost of sales and services in our managed data network services business increased by Sk3 million, or 8%, from Sk37 million in the three months ended June 30, 2002 to Sk40 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, cost of sales and services in our managed data network services business increased by Sk6 million, or 8% as compared to the same period last year, to Sk79 million. As a percentage of MDNS revenues, cost of sales in our managed data network services remained almost at the same level of 32% in the three and six months ended June 30, 2003 as in the same periods of 2002. We believe this is the result of our efforts to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market and a shift towards the provision of higher-value services.

Operating Expenses. Total operating expenses increased by Sk126 million, or 14%, from Sk885 million in the three months ended June 30, 2002 to Sk1,011 million in the three months ended June 30, 2003. Operating expenses increased by Sk165 million or 9% to Sk1,932 million in the six months ended June 30, 2002. This increase reflects higher levels of depreciation and amortization expense, advertising, marketing and sales expense, network and information technology support and maintenance expense and wages and employees benefits and was partially offset by a decrease in bad debt expense and professional fees. The increase of total operating expenses was generally the result of the overall growth of our operations.

Depreciation and amortization expense increased by Sk71 million, or 18%, from Sk389 million in the three months ended June 30, 2002 to Sk460 million in the three months ended June 30, 2003 and by Sk105 million, or 13%, to Sk901 million in the six months ended June 30, 2003. This increase primarily reflects additional depreciation expense we incurred relating to the property and equipment we acquired and/or constructed to meet the needs of our growing customer base. Following a review of expected future cash flows to be generated by the NMT business, on June 30, 2003 EuroTel recorded an additional impairment charge of Sk17 million against a proportion of the carrying value of the NMT assets. The recoverable amount (the higher of

EuroTel Bratislava, a.s.

the net selling price and value in use) was determined at the NMT cash-generating unit level and represents the value in use determined using a discounted cash flow analysis, employing a 12.5% discount rate.

Advertising, marketing and sales expense increased by approximately Sk23 million, or 22%, from Sk103 million in the three months ended June 30, 2002 to Sk126 million in the three months ended June 30, 2003, as we increased spending to attract additional customers. For the six months ended June 30, 2003, advertising, marketing and sales expense increased by Sk55 million, or 27% to Sk260 million. We generally expect advertising, marketing and sales expenses to increase in 2003, although it will decline as a percentage of revenues if we continue to experience the same revenue growth as has been the case in 2002.

Wages and employee benefits increased by Sk10 million, or 6%, from Sk159 million in the three months ended June 30, 2002 to Sk169 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, wages and employee benefits increased by Sk5 million, or 2%, to Sk316 million primarily due to an increase in the average salaries as well as the average number of employees.

Network and IT support and maintenance expenses increased by approximately Sk11 million, or 16%, from Sk67 million in the three months ended June 30, 2002 to Sk78 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, network and IT support and maintenance expenses increased by Sk27 million, or 21%, to Sk157 million. This increase reflects a continuing increase in repair and maintenance expenses for our network equipment, as certain warranties on purchased hardware and software have expired.

Professional fees decreased by Sk6 million, or 12%, from Sk49 million in the three months ended June 30, 2002 to Sk43 million in the three months ended June 30, 2003. The decrease is mainly attributable to lower shareholder fees and expenses which decreased by Sk12 million. For the six months ended June 30, 2003 professional fees decreased by Sk20 million, or 18% from Sk109 million in the six months ended June 30, 2002 to Sk89 million. The decrease resulted mainly from the one-off consulting fees of Sk19 million incurred in connection with UMTS bidding process in the first three months of 2002.

Bad debt expense decreased by Sk5 million, or 42%, from Sk12 million in the three months ended June 30, 2002 to Sk7 million in the three months ended June 30, 2003. For the six months ended June 30, 2003, bad debt expense decreased by Sk37 million, or 185%, from bad debt charge of Sk20 million in the six months ended June 30, 2002, to a reversal in the allowance for bad debt of Sk17 million in the six months ended June 2003. Since January 1, 2003, we have revised our estimates relating to the calculation of bad debt provision as more historical information has been obtained and the market continues to mature in the Slovak Republic. This revision of the estimates resulted from our own historical collection of debt data and better reflects the actual effectiveness of our receivables collection. The new methodology we use results in a better matching of revenue and expenses in the correct periods and provides the reader with more accurate trend information. During the six-month period ended June 30, 2003, the net reversal in the allowance for bad debt in the amount of Sk17 million consists of Sk23 million, the reversal in the allowance for bad debt due to the cumulative effect of our change in methodology, and bad debt charge in the amount of Sk6 million. Bad debt resulting from fraud, which we net off against revenues for each relevant period, decreased by Sk8 million, or 67%, from Sk12 million in the three months ended June 30, 2002 to Sk4 million in the three months ended June 30, 2003 and by Sk15 million, or 68%, to Sk7 million in the six months ended 2003. Our total bad debt expense, including bad debt as a result of fraud amounting to approximately 1.0% of total revenues in the six months ended June 30, 2002 changed to a bad debt provision release amounting to approximately 0.2% of total revenues in the six months ended June 30, 2003. The decline in bad debt expense reflects management’s ongoing commitment to reduce uncollectible debt and to eliminate fraud. Changes to our provisions for doubtful accounts are determined based on an aging schedule as well as on the specific identification of uncollectible accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be taken off our primary books and records until certain statutory collection requirements have been complied with.

Due to the factors discussed above, operating profit increased by Sk209 million, or approximately 50%, from Sk417 million in the three months ended June 30, 2002 to Sk626 million in the three months ended June 30, 2003 and increased from Sk602 million in the six months ended June 30, 2002 to Sk1,259 million in the six months ended June 30, 2003.

Finance Costs. Total finance costs decreased by Sk129 million, or 39%, from Sk328 million in the three months ended June 30, 2002 to Sk199 million in the three months ended June 30, 2003. Interest expense on borrowings remained almost at the same level of Sk195 million in the three months ended June 30, 2003

EuroTel Bratislava, a.s.

compared to the same period of 2002. Interest income decreased by Sk19 million, or approximately 43%, from Sk44 million in the three months ended June 30, 2002 to Sk25 million in the three months ended June 30, 2003, reflecting a decrease in average volume of investments in securities and also reflecting lower average yield on such investments. Foreign exchange losses arising primarily as a result of foreign currency exchange rate movements on our Euro-denominated long term notes and Euro-denominated current investments (excluding any derivative financial instruments) decreased by Sk138 million, from a loss of Sk171 million in the three months ended June 30, 2002 to Sk33 million in the three months ended June 30, 2003. This was primarily due to the fact that the Slovak Crown devaluated by only approximately 0.8% against Euro, the currency in which all our borrowings are denominated, in the three months ended June 30, 2003, comparing to a devaluation of approximately 6.1% in the three months ended June 30, 2002.

For the six months ended June 30, 2003 total finance costs decreased by Sk71 million, or 17%, from Sk423 million in the six months ended June 30, 2002 to Sk352 million. Comparing these periods, foreign exchange losses decreased from Sk118 million to Sk4 million in the six months ended June 30, 2003 as a result of the favorable development of exchange rate of the Slovak Crown against Euro in the six months ended June 30, 2003, in which all our borrowings are denominated. Interest expense on borrowings increased by Sk16 million, or 4%, from Sk378 million in the six months ended June 30, 2002 to Sk394 million in the six months ended June 30, 2003. This increase in interest expense in Slovak Crown terms is due to losses incurred on derivative contracts entered into as part of our hedging strategies (see Item 3) implemented to reduce the foreign currency exchange rate fluctuations related to interest payments on Euro-denominated long-term debt. The nominal interest rate on the Euro- denominated long-term debt has not changed. Interest income decreased by 47% from Sk85 million in the six months ended June 30, 2002 to Sk45 million in the six months ended June 30, 2003 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

Taxes. Our taxes expenses increased by Sk84 million, or 240%, from Sk35 million in the three months ended June 30, 2002 to Sk119 million in the three months ended June 30, 2003. The increase in tax expense is primarily attributable to increased income before tax. We reported income before taxes of Sk427 million in the three months ended June 30, 2003, up by Sk338 million, or 380%, from Sk89 million in the three months ended June 30, 2002.

For the six months ended June 30, 2003 our tax charge increased by Sk190 million, or 365%, from Sk52 million in the six months ended June 30, 2002 to Sk242 million. We reported income before taxes of Sk907 million in the six months ended June 30, 2003 compared to income before tax of Sk179 million in the six months ended June 30, 2002.

Net Income. As a result of the factors discussed above, we reported net income of Sk308 million for the three months ended June 30, 2003, up by Sk254 million, or 470%, from Sk54 million for the three months ended June 30, 2002 and a net income of Sk665 million for the six months ended June 30, 2003.

EuroTel Bratislava, a.s.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the stage of network development. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity required to serve our increasing customer base, as well as to enhance the quality and geographic coverage of our service offerings.

EuroTel was awarded a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard by the Telecom Office in 2002. This license became effective on July 16, 2002 and is valid through 2022, at which point we will have the option to renew the license. We do not yet provide UMTS service on a commercial basis, but will commence service no later than 30 months from the date on which the Telecom Office releases the UMTS frequency to us. We anticipate that this release of UMTS frequency will occur no later than September 30, 2003, as prescribed by our UMTS license. The cost of the license was Sk1,499 million, of which Sk500 million was paid in mid-August 2002 and the remaining Sk999 million was paid in December 2002. We funded the payments required under the license from surplus cash and marketable securities previously carried on the balance sheet.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate, because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control, and which cannot, therefore, be predicted with certainty.

We expect that our levels of capital expenditure will remain significant for at least the next three years, and possibly beyond, as we continue to expand network capacity, geographic coverage and quality in order to expand our GSM services and introduce UMTS services.

Source of Financing. The primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities, which are carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Six months ended June 30,
	2002	2003
	(millions of Slovak Crowns)
Net cash flows
From operating activities	1,089	2,069
Used in investing activities	(444)	(1,435)
From financing activities	—	—

Net Cash from Operating Activities. Net cash from operating activities was Sk1,089 million in the six months ended June 30, 2002, and Sk2,069 million in the six months ended June 30, 2003. The increase in cash flow from operating activities in the six months ended June 30, 2003 resulted primarily from growth in our customer base as well as from positive developments in working capital management.

Net Cash Used in Investing Activities. Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk1,048 million in the six months ended June 30, 2002 and Sk1,254 million in the six months ended June 30, 2003. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles as well as other new equipment and fixtures. In the six months ended June 30, 2003, approximately 86% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the six months ended June 30, 2002 included the purchase of Sk1,795 million in Euro-denominated EU government bonds and the proceeds from the sale of Sk2,398 million in Euro-denominated EU government bonds. In the six months ended June 30, 2003, we purchased Sk2,054 million in

EuroTel Bratislava, a.s.

Euro-denominated EU government bonds and the proceeds from the sale of Euro-denominated EU government bonds were Sk1,873 million.

Net Cash from Financing Activities. We obtain financing through equity investments and notes issued on international bond markets. There were no cash flows from financing activities during neither the three-month nor the six-month periods ended June 30, 2002 or 2003.

Debt. As of June 30, 2003, our gross debt consisted of Sk6,678 million in outstanding long term senior guaranteed notes payable as well as interest accrued thereon. On March 23, 2000, we issued EUR175 million in seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of EUR170.4 million. EUR90.5 million of the net proceeds of that offering were used to repay existing long-term borrowings from third parties and the remaining net proceeds will be used to fund select capital additions, customer acquisitions, and general corporate purposes. The notes contain, among other things, the following terms:

•	an interest rate of 11.25%;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or on mergers with or into other companies; and

•	restrictions on transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V., pursuant to which SWFC offered to exchange new notes for all outstanding old notes issued on March 23, 2000. In the aggregate, EUR172.3 million of old notes were exchanged for the new notes offered. The new notes are substantially identical in their terms to the old notes, except that the new notes are registered with the SEC. As of June 30, 2003, there were EUR2.7 million of old notes outstanding. As of June 30, 2003, we believe we were in compliance with all of our covenants under both the old and the new notes.

Charges incurred in obtaining financing are deferred and amortized over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, we repurchased EUR15 million of the long-term notes in a series of open-market transactions for a net consideration of Sk687 million. We used existing liquid assets to repurchase the debt.

As a result, our gross debt decreased to EUR160 million as of October 31, 2001. There have been no changes in the Euro-denominated principal of the debt since that date. Any fluctuations in the amount of this debt as reported in Slovak Crowns stem exclusively from exchange rate fluctuations. As a result of relative stability of the exchange rate of the Slovak Crown versus the Euro in the course of the six months ended June 30, 2003, the gross debt balance increased only by Sk2 million from Sk6,676 million as of December 31, 2002 to Sk6,678 million as of June 30, 2003.

Financial Instruments. On October 23, 2002, November 27, 2002, February 5, 2003 and February 7, 2003, EuroTel entered into four Euro/Slovak Crown Cross Currency Interest Rate Swaps to hedge its exposure to the Euro/Slovak Crown exchange rate risk in connection with the payment of the March 30, 2003, September 30, 2003 and March 30, 2004 interest payments to the holders of the Euro denominated long term notes. Under the contractual terms of the four swaps, EuroTel agreed to pay a fixed Slovak Crown cash flow of Sk389 million in exchange for the receipt of a fixed Euro cash flow of EUR9 million on each of the above days, at an average exchange rate of approximately Sk43.2 per EUR1.00.

These contracts were designated as cash-flow hedges under IAS 39 Financial Instruments: Recognition and Measurement. During the six-month period ended June 30, 2003, EuroTel released Sk7 million of fair value losses from other comprehensive income (a component of equity) to the income statement as a result of the accrual of the June 30, 2003 interest payment on the Euro denominated long-term notes (there was no such release for the six months ended June 30, 2002). Sk0.3 million (net of deferred tax of Sk0.1 million) of fair value gains were recorded in other comprehensive income during the six month period ended June 30, 2003 (there was no such release for the six months ended June 30, 2002). The total balance of deferred foreign exchange losses of Sk7 million (net of deferred tax of Sk2 million) (December 31, 2002: Sk7 million (net of deferred tax of Sk2 million)) will be transferred from the hedging reserve to the income statement when the underlying interest is accrued or paid through to March 30, 2004.

EuroTel Bratislava, a.s.

On April 30 and June 4, 2003 EuroTel has entered into the three-month forward foreign exchange contracts to hedge anticipated future foreign currency expenditure in the amount of EUR7 million each. Whilst these contracts may provide effective economic hedges under EuroTel’s risk management policies, they do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement in the amount of Sk2 million (net of deferred tax of Sk1 million).

Contractual Obligations and Commercial Commitments. There are no material changes relating to the contractual obligations and commercial commitments since we filed our annual report on Form 20-F on March 28, 2003 and quarterly report on Form 6-K on May 14, 2003. We have not entered in any new material contractual relationship with the third party during the period from May 14, 2003 to August 10, 2003.

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, Form 20-F on March 28, 2001, Form 20-F on March 29, 2002 and Form 20-F on March 28, 2003 were filed as exhibits thereto at that time.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Regulation G

For purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

EuroTel Bratislava, a.s.

Item 3:    Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of June 30, 2003 we had Sk6,678 million in gross debt as compared to Sk6,676 million as of December 31, 2002. Gross debt represents the carrying amount of the long-term notes plus finance charges, which we incurred in obtaining financing and deferred and amortized to the income statement over the debt service period using the effective interest rate method. The finance charges are included in the initial measurement of the long term notes. Gross debt may serve as useful financial indicator in measuring financial condition of telecommunications companies. Gross debt is presented solely as a supplemental measure, however, and gross debt is neither an IFRS or U.S. GAAP measure. The calculation of gross debt may vary significantly from company to company, and, by itself, does not necessarily provide a basis for comparisons with other companies.

Interest Rate Risk

Our income and operating cash flows are affected by changes in market interest rates, mainly through our investments in European Union government bonds. It is our policy to restrict our bond investments to European Union government bonds maturing within 12 months from the date of purchase and then hold such investments until maturity. Our borrowings currently consist entirely of long-term notes (see below), which pay a fixed rate of interest.

Our current investments totaled Sk1,850 million as of June 30, 2003 and Sk1,676 million as of December 31, 2002. The following table represents material changes in our interest rate risk as of December 31, 2002 and June 30, 2003, respectively.

	As of December 31,		As of June 30,
	2002	2002	2003	2003
	(millions of Slovak Crowns, except %)
Debt	Carrying Value	Fair Value	Carrying Value	Fair Value
Long term notes
Fixed Rate – Euro	6,676	7,326	6,678	7,312
Interest Rate	11.25%	—	11.25%	—

	As of December 31,		As of June 30,
	2002	2002	2003	2003
	(millions of Slovak Crowns, except %)
Current Investments	Carrying Value	Fair Value	Carrying Value	Fair Value
Government Bonds
Fixed Rate—Euro	1,676	1,677	1,850	1,862
Interest Rate	2.75%-3.64%	—	1.87%-2.55%	—

Our fixed-rate Euro-denominated debt as of June 30, 2003 consisted exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price on June 30, 2003. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30, of each year, respectively, commencing on September 30, 2000.

In September and October 2001, we repurchased EUR15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, we de-recognized the liability related to these open-market purchases in our consolidated balance sheet. We used then-existing liquid assets to eliminate this portion of debt and charged a net loss of Sk44 million to income for this repurchase.

EuroTel Bratislava, a.s.

This loss was composed of the following:

•	Sk33 million, which is equal to the difference between the carrying amount of the repurchased notes and the net consideration paid for the repurchase; plus

•	Sk26 million in deferred finance charges, representing the proportional amount attributable to the repurchased notes; minus

•	a deferred tax credit of Sk15 million.

Our current investments include short-term Euro-denominated EU government bonds, with a fair value at approximately market value. These EU government bonds mature in periods ranging from one to nine months from the balance sheet date of June 30, 2003.

Foreign Exchange Risk

We face foreign exchange risk as our revenues are denominated in Slovak Crowns, while most of our debt and a significant portion of our capital expenditures as well as our cost of sales are denominated in other currencies. These include payments for GSM network equipment and mobile phone handsets, which are generally denominated in Euros. Any devaluation of the Slovak Crown against the Euro that we are unable to offset through price adjustments will require us to use a larger portion of our revenues for capital expenditures and debt service. This would result in an adverse effect on our financial position and results of operations. Our management is authorized to undertake certain hedging activities, including the use of derivatives, within the limits of an overall framework for such hedging set by the board of directors.

For the six months ended June 30, 2003, we had outstanding certain derivative instruments to hedge a proportion of our foreign exchange risk arising from interest payments accruing on our long term bonds and from expected capital expenditures (see “Financial Instruments” on page 33 for more information).

As of June 30, 2003, all of our current investments and Sk6,678 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. We incurred foreign exchange losses of Sk4 million as of June 30, 2003 and Sk118 million as of June 30, 2002, as a result of the fluctuation in currency exchange rates.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current-market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at June 30, 2003 would have changed the combined fair value of the facility and current investments, accounts payable to foreign equipment suppliers and the derivative instruments by Sk389 million.

EuroTel Bratislava, a.s.

Part II – Other Information

Item 1:    Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of June 30, 2003, the total amount of outstanding claims was Sk259 million. We do not expect to recover any material amounts in connection with these claims.

Item 2:    Changes in securities and use of proceeds

None.

Item 3:    Defaults upon senior securities

None.

Item 4:    Submission of matters to vote of security holders

None.

Item 5:    Other information

None.

Item 6:    Exhibits and reports on Form 8-K

(a)	Exhibits

None.

(b)	Reports on Form 8-K

None.

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: August 13, 2003

	By:	/s/ ROBERT CHVÁTAL

Robert Chvátal
Chief Executive Officer

	By:	/s/ IVAN BOŠŇÁK

Ivan Bošňák
Chief Financial Officer